UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 10, 2025

(Date of earliest event reported)

RED OAK CAPITAL FUND VII, LLC
(Exact name of issuer as specified in its charter)

Delaware	92-1160134
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(Full mailing address of principal executive offices)

(980) 288-6377

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 1. FUNDAMENTAL CHANGE

Patio Theatre Loan

On June 10, 2025, Red Oak Capital Fund, VII, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), executed a Loan Participation Agreement (the “Participation Agreement”), pursuant to which the Company, as the participating lender, purchased a Thirty-Eight and Ninety-Four Hundredths percent (38.94%) interest (the “Participation Interest”) in a loan (the “Patio Theatre Loan”) issued by Red Oak Capital Originations, LLC, a Delaware limited liability company, and subsequently assigned to Red Oak Income Opportunity Fund II, LLC, a Delaware limited liability company (the “Lead Lender”), an affiliated entity of the Company. The Patio Theatre Loan has, in the total principal amount of $2,054,179 was made to 6008 Holdings LLC, an Illinois limited liability company (the “Patio Theatre Borrower”).

Pursuant to the Participation Agreement, the participation interests of the Company and Lead Lender shall be ratably concurrent, and neither participation interest shall have priority or preference over the other with respect to the Patio Theatre Loan or security thereto. The Lead Lender shall be responsible for all duties related to the routine administration of the Patio Theatre Loan, including the collection of payments due under the Patio Theatre Loan and disbursement of the Company’s pro-rata share of such payments. The Company will be responsible for its pro-rata share of all non-routine costs and expenses incurred by the Lead Lender. The Lead Lender must obtain the consent of the Company to take certain actions (“Major Decisions”) including, but not limited to, (i) changes to the interest rate, principal or maturity date of the Patio Theatre Loan; (ii) releasing the borrower from liability; (iii) modifying or waiving any material provision of the documents related to the Patio Theatre Loan; (iv) releasing, substituting or exchanging any portion of the collateral securing the Patio Theatre Loan; (v) subordinating the Patio Theatre Loan; (vi) increasing or decreasing the Company’s Participation Interest; (vii) waiving any event of default under the Patio Theatre Loan; (viii) converting or exchanging the Loan for any other indebtedness or cross-defaulting the Patio Theatre Loan with other indebtedness; or (ix) waiving or amending any terms of the Participation Agreement.

The Company and Lead Lender are also subject to buy/sell provisions in the Participation Agreement. If the Company and Lead Lender cannot agree on a Major Decision, then either Company or Lead Lender may initiate a buy/sell whereby the initiating party offers to either sell its interest in the Loan or purchase the other lender’s interest in the Loan for a price set by the initiating party. The responding party must elect to: (i) either sell its interest or purchase the other lender’s interest in the Loan for the specified price or (ii) agree with the initiating lender’s position on the Major Decision.

The Participation Agreement includes customary representations, warranties, covenants and terms and conditions for transactions of this type.

The foregoing is a summary of the Participation Agreement and is qualified in its entirety by reference to the complete text of the Participation Agreement, which is filed by the Company as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated by reference into this Item 1.

2

ITEM 9. OTHER EVENTS

Exhibits

Exhibit No.	Description of Exhibit

6.1	Loan Participation Agreement, dated June 10, 2025, by and between Red Oak Income Opportunity Fund II, LLC and Red Oak Capital Originations, LLC

3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND VII, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager
(Principal Executive Officer)

By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)

4